SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

May 19, 2010

BY HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-165752)

Dear Mr. Ingram:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 14, 2010 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

General

1.              Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

2.              Please supply all information that you are not permitted to omit under Rule 430A from the prospectus in the next amendment.

The Company acknowledges the Staff’s comment and will provide all information that it is not permitted to omit under Rule 430A as soon as possible in a subsequent amendment to the Registration Statement. The Company also confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it includes all information except information it may exclude in reliance upon Rule 430A.

3.              We note that the company issued 477,812 common shares to certain employee/investors on April 22, 2010.  Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of common shares to the employee/investors referenced in your Item 15 disclosure.  If you do not believe the public offering constitutes general solicitation or general advertising with regard to the April issuance of common shares referenced, please explain.

The Company respectfully advises the Staff that in accordance with interpretive guidance provided by the Commission set forth in Securities Act Release No. 8828 (August 3, 2007) (the “Release”), the issuance of common shares by the Company in April 2010 to (i) certain employees and a consultant of the Company and its affiliates and (ii) the Initial Shareholder should not be integrated with the public offering that is the subject of the Form S-1.  In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  The interpretive guidance under the Release was confirmed recently by the Staff in the Compliance and Disclosure Interpretations—Securities Act Sections (last updated November 16, 2009), Question 139.25 (“C&DI”).  In the C&DI, the Staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.

The Company believes that the exemption under Section 4(2) of the Securities Act clearly is available in the current circumstances.  The common shares of the Company issued in April 2010 were not offered or sold through means of a general solicitation or general advertising that would foreclose the availability of the exemption under

Section 4(2).  Rather, as explained below, each of the investors that was issued common shares of the Company in April 2010 had a substantive, pre-existing relationship with the Company, or, as it relates to the periods prior to March 2010, its subsidiaries and/or affiliates.  Specifically, 15 of the 16 individuals who were issued common shares are executives and employees of the Company or affiliates of the Company.  The last individual has been a consultant of an affiliate of the Company for approximately 15 years.  Additionally, all 16 of these individuals held common stock of Seacastle Inc., the ultimate parent of the Company, and all of these individuals are involved in the Company’s business.  With respect to the issuance of an additional 15,000,000 shares to the Initial Shareholder in April 2010, the Company respectfully advises the Staff that prior to the issuance of 477,812 common shares to the individuals described in the foregoing sentence, the Initial Shareholder owned 100% of the equity of the Company.  The 15,000,000 shares were issued to the Initial Shareholder solely to effect the appropriate capitalization of the Company in advance of the initial public offering.

As a result of the foregoing, based upon the interpretive guidance in the Release, as confirmed by the C&DI, the issuance of the common shares in April 2010 is exempt under Section 4(2) of the Securities Act and should not be integrated with the initial public offering that is the subject of the Registration Statement.

4.              We note your revisions in response to comment 33 of our letter dated April 23, 2010.  Please establish the availability of Rule 152 for purposes of separating the issuance of common shares to the selling stockholder and the resale of those shares for purposes of covering the over-allotment.  If any of the shares fulfilling the over-allotment are comprised of securities issued to the selling stockholder subsequent to the filing of the initial registration statement on March 29, 2010, we question how Rule 152 would be available to separate the formation issuance and resale as separate transactions.

The Company respectfully refers the Staff to its response to Comment No. 3 for an explanation of why the issuance of common shares to the Initial Shareholder in April 2010 should not be integrated into the public offering that is the subject of the Registration Statement, including the over-allotment, if any.

Formation and Corporate History, page 5

5.              We note your response to comment 10 of our letter dated April 23, 2010.  As previously requested, please clearly disclose whether you will have any other subsidiaries or operations aside from Container Leasing International, LLC subsequent to the reorganization.

In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement accordingly.

6.              It appears that SeaCube Container Holdings Ltd. and SeaCube Container Investment LLC were newly created as part of the reorganization.  Please disclose the purpose of creating these two entities.

In response to the Staff’s comment, the Company has revised page 5 and other pages of the Registration Statement to clarify that SeaCube Container Holdings Ltd., SeaCube Container Investment LLC and SeaCube Operating Company Ltd. were formed as part of the Structure Formation in order to finalize the separation of the Company’s container leasing business from the other businesses of Seacastle and to establish the appropriate organizational structure for the Company.

Summary Historical Consolidated Financial Data, page 10

7.              We note your response to comment 12 of our letter dated April 23, 2010.  We continue to believe that you should expand your disclosures to explain how Adjusted EBITDA, which includes collections on net investment in direct financing leases, net of interest earned, provides useful information to investors regarding your operating performance.  Given that Adjusted EBITDA is an indicator of the amount of cash flow you have available to service your debt obligations, it appears that this measure may be primarily used as a liquidity measure rather than a performance measure.  Please disclose, if true, that you use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to net income (loss).  Please ensure that you discuss all material limitations of your measurement of Adjusted EBITDA.  For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA.  Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, the Company has revised pages 13-14 of the Registration Statement accordingly.

Results of Operations, page 50

8.              We note your response to comment 18 of our letter dated April 23, 2010.  You continue to present non-GAAP amounts related to the 2009 Sale.  Please provide a reconciliation between the non-GAAP amounts presented to the most directly comparable financial amounts calculated and presented in accordance with GAAP in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 51 and 56 of the Registration Statement accordingly.

9.              We note your response to comment 20 of our letter dated April 23, 2010.  It does not appear that you provided a separate discussion of the changes in equipment leasing revenue related to refrigerated containers or any other assets as your response indicates.  Specifically, you did not discuss the amount of equipment leasing revenue generated from the lease of refrigerated containers during the year ended December 31, 2008 compared to the year ended December 31, 2009 and correspondingly discuss the factors that led to fluctuations in these revenue amounts.

In response to the Staff’s comment, the Company has revised pages 52 and 57 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 57

10.       We note your response to comment 22 of our letter dated April 23, 2010.  In addition to the existing $24 million of obligations to purchase new containers as of December 31, 2009, which you disclose on page 60, it is not clear what additional amounts, if any, you expect to spend on capital expenditures.  Please separately discuss the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

In response to the Staff’s comment, the Company respectfully advises the Staff that the required maintenance capital expenditures for its fleet are not material.  The Company has revised pages 64 and 69 of the Registration Statement to reflect the additional amounts that the Company expects to spend on future capital expenditures, including the portion that would be related to growth or replacement of the existing fleet.

Employment Agreements, page 96

11.       We note disclosure of your intent to enter into employment agreements with Messrs. Kwok and Bishop.  Please file these agreements as exhibits to the registration statement.

In response to the Staff’s comment, the Company has filed each of its employment agreements with Messrs. Kwok and Bishop as an exhibit to the Registration Statement.

Principal and Selling Shareholders, page 108

12.       We reissue comment 34 of our letter dated April 23, 2010.  For Seacastle Operating Company Ltd., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in accordance with Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations and Rule 13d-3, it has concluded that because no natural person may (i) act individually to vote or make investment decisions with respect to securities held by Seacastle Operating Company Ltd. or (ii) appoint or remove any person having such power, there are no natural persons who have sole or shared voting or investment control over the securities held by Seacastle Operating Company Ltd.

Financial Statements

Note 1.  Description of Business and Basis of Presentation, page F-7

13.       We note your response to comment 37 of our letter dated April 23, 2010 and the additional disclosures provided on page 10.  Please provide similar disclosures in the financial statement section of the filing.  For example, a note could be added to the index of financial statements provided on page F-1.  If applicable, please also ensure that any contingent liabilities or commitments related to the registrant are described in sufficient detail in the filing.

In response to the Staff’s comment, the Company has revised its financial statements throughout the Registration Statement to reflect the registrant, SeaCube Container Leasing Ltd.

14.       We note your response to comment 38 of our letter dated April 23, 2010.  In March 2010, in preparation of this offering, SeaCube Container Leasing Ltd. and the Initial Shareholder formed several new entities and entered into a series of intercompany transactions to finalize the separation of its container leasing business from the other businesses of Seacastle Inc. and to establish the appropriate organizational structure for SeaCube Container Leasing Ltd.  In April 2010, certain employees of SeaCube Container Leasing Ltd. and Seacastle Inc. exchanged an aggregate of 826,914 shares of Seacastle Inc. common stock for 477,812 SeaCube Container Leasing Ltd. common shares.  As a result of this exchange, the Initial Shareholder currently owns 97.1 % of SeaCube Container Leasing Ltd.’s issued and outstanding common shares and the remaining 2.9% is owned by SeaCube Container Leasing Ltd. and Seacastle Inc. employees.  Please help us better understand the terms of the reorganization by addressing the following:

•                  Please clearly disclose the exchange rate that was used to determine the number of common shares of SeaCube Container Leasing Ltd. that were to be received in exchange for common stock of Seacastle Inc.  You should disclose how you arrived at the appropriate exchange ratio, including the factors that you considered.  Please clarify if the same exchange ratio was used for each participant in the exchange.  If not, please disclose your accounting for any preferential rights or beneficial conversion features;

•                  Please disclose how you determined which employees of SeaCube Container Leasing Ltd. and Seacastle Inc. would be part of the exchange as well as the total number of shares of Seacastle Inc. that would be part of the exchange; and

•                  Please clarify whether anyone who was not an existing owner of Seacastle Inc. received shares of your common stock in the reorganization.  If so,

please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid.

In response to the Staff’s comment, the Company has revised pages F-38 and F-57 of the Registration Statement accordingly.

15.       Please clearly disclose what impact the reorganization will have on the financial statements included in the filing.  It is not clear how you intend to retroactively adjust your capital accounts and corresponding earnings per share amounts as a result of the reorganization.

In response to the Staff’s comment, the Company has revised its financial statements throughout the Registration Statement to reflect the retroactive adjustment of capital and corresponding earnings per share.

16.       We reissue comment 39 of our letter dated April 23, 2010.  Please clearly disclose in the notes to the financial statements what changes in taxation will occur as a result of the reorganization, if any.  Please tell us what consideration you gave to the disclosures required by SAB Topic 1:B.2.

In response to the Staff’s comment, the Company has revised pages F-7 and F-45 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that the Company has considered the disclosure guidance of SAB Topic 1:B.2 and has determined that the historical financial statements continue to be indicative of the ongoing entity from a tax perspective. As such, the Company believes that pro forma financial information in accordance with Article 11 of Regulation S-X is not required.

17.       SeaCube Operating Company Ltd. assumed the obligations of the Initial Shareholder under a $89.1 million promissory note dated January 27, 2009 from the Initial Shareholder to Container Leasing International, LLC and the Initial Shareholder entered into a guarantee in respect of such obligations under the promissory note in favor of Container Leasing International, LLC.  Please expand your disclosures as follows:

•                  Please clarify whether this is the same promissory note discussed on page F-35;

•                  Please disclose if any consideration will be paid by the Initial Shareholder to SeaCube Operating Company Ltd. in exchange for the assumption of this promissory note by SeaCube Operating Company Ltd; and

•                  Please disclose how the assumption of this promissory note by SeaCube Operating Company Ltd. will be accounted for.

In response to the Staff’s comment, the Company has revised pages 59, 65, 114, F-36, F-39, F-46 and F-55 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that the $89.1 million note is the same promissory note discussed on page F-36 and has revised its disclosure to refer to such note as the “Shareholder Note” throughout the Registration Statement. The accounting for the assumption of the Shareholder Note is described on page F-55 under “Shareholder Note”.

2009 Sale, page F-9

18.       We note your response to comment 40 of our letter dated April 23, 2010.  As previously requested, please address the following:

•                  In conjunction with the sale of these assets you signed an administrative services agreement, whereby, for a ten-year term subject to a maximum 3 year extension at the option of the container owner, you have agreed to operate, lease and re-lease the containers and to act on the owners behalf as so directed.  Please tell us what consideration you gave to the guidance in ASC 840-20-40-3 through 5 in determining that this should be accounted for as a sales transaction.  You should specifically address the terms of the administrative services agreement and how you determined there were no terms which cause you to retain substantial risks of ownership in the assets.  For example, you should state whether there are any terms which result in you assuring the recovery of the assets; and

•                  Please tell us what consideration was given to the guidance in ASC 605-25 as far as allocating arrangement consideration between the sale of containers and generator sets and the administrative services agreement.  It is not clear how your disclosures on page 49 address your consideration of this guidance.

In response to the Staff’s comment, the Company respectfully provides the following accounting discussion of the relevant accounting guidelines:

ASC 840-20-40-3 through 5 Leases:

The Company has reviewed the provisions of ASC 840 Leases in order to determine the appropriate accounting for the 2009 Sale and the related agreements, i.e., the Administrative Services Agreement and purchase/sales agreements.

Under ASC 840-3, the sale of property subject to an operating lease shall not be treated as a sale if the seller or any party related to the seller retains substantial risks of ownership in the leased property.

The Company believes that the substantial risk of ownership has passed to the buyer as the buyer was required to assume the risk of ownership at the date of the 2009 Sale as highlighted in both the purchase and sale agreements as well as the ongoing Administrative Services Agreement.

Specifically, the purchase agreement includes certain provisions that emphasize that the assets were sold in “as is, where is” condition and that the sellers explicitly disclaim “any and all express or implied representations and warranties with respect to the sold assets.”  The Administrative Services Agreement further outlines in the standard of care section, “The administrative manager does not make and hereby disclaims for the entire term hereof any express or implied representation or warranty of guarantee regarding (A) any financial performance or the owner containers and (B) any performance or observance by any lessee of its obligations under any lease.”  Finally, there are no provisions in the purchase agreement or any related document that make the Company liable for repurchasing or for assuring the recovery of the assets or for providing any minimum return to the owner.

The Administrative Services Agreement specifies that one of the key duties of the manager is to market and lease the owner’s containers whereby the Company may secure a replacement lessee. ASC 840-4 further outlines that a remarketing agreement by itself shall not disqualify accounting for the transaction as a sale if both of the following conditions are met:

a.             The seller will receive a reasonable fee commensurate with the effort involved at the time of securing a replacement lessee or buyer for the property; and

b.             The seller is not required to give priority to the re-leasing or disposition of the property owned by the third-party purchaser over similar property owned or produced by the seller.

With respect to the first condition, the Company has evaluated the reasonableness of the fees commensurate with the effort involved at the time of securing a buyer for the containers.  In order to evaluate whether the specified fees meet the test for “reasonableness,” the Company evaluated these fees by (a) comparing them to market transactions and (b) analyzing them based on the recovery of costs/profits. Based on the results of both tests, the Company believes that the fees are reasonable and consistent with general industry practices for these types of administrative services agreements.

With respect to the second condition, the Administrative Services Agreement states that the Company is required to operate the containers owned by a third-party on a “non-discriminatory basis” and that it “shall not discriminate in favor of or against, or grant any preference for or against, the Owner Containers, such other Managed Containers or such containers held for its own account.” As such, the Company believes that it is contractually prevented from giving priority to the re-leasing or disposition of the property owned by the third-party purchaser over similar property the Company owns.

Based on the analysis described, the Company concluded that it was appropriate to account for the transaction as a sale.

ASC 605-25 Multiple Element Arrangements

The Company considered the criteria of ASC 605-25-25-5 to determine whether the sale of containers and the management fees generated from the Administrative Services Agreement were considered separate units of accounting.  As part of the analysis, the Company reviewed the allocation of the total consideration for both revenue streams.

The sale of containers had value on a standalone basis, and the Company and the purchaser would have entered into this transaction at the agreed upon sales price without entering into the additional Administrative Services Agreement. The purchaser would have been able to access similar administrative services agreements with other parties for the same services.

The Company believes that the sales price of the containers sold and the fee structure for the Administrative Services Agreement are reasonable and indicative of fair value based upon the fact that the Company is earning a reasonable profit margin for each individual stream and upon our review of relevant market transactions. Based on the described analysis, the Company concluded it had sufficient evidence to support fair value of selling prices to both the sale of the containers and the Administrative Services Agreement to allocate the consideration to each of the separate elements and concluded that it was appropriate to recognize the gain on the sale of containers upon the completion of that transaction.

19.       We reissue comment 41 of our letter dated April 23, 2010.  It is not clear where additional disclosures have been provided.  Specifically, please address the following:

•                  Please expand your disclosures to address the terms of the arrangements in which you record income earned on lessee paid repairs and maintenance as well as why and when you record income on lessee paid repairs and maintenance given that the lessees are generally responsible.  Please also consider disclosing the amount of revenue recorded each period related to lessee paid repairs and maintenance; and

•                  Please tell us the terms of arrangements in which you receive maintenance deposits from customers as well as why you receive them.  Please disclose where these deposits are recorded on your balance sheet and correspondingly how you reflect changes in these amounts as well as security deposit amounts on your cash flow statements.  Please also tell us the amounts reported for each period presented on your balance sheet for maintenance deposits and security deposits as well as the amounts reported on your cash flow statements related to each of these deposits.

In response to the Staff’s comment, the Company respectfully advises the Staff that when a lessee leases equipment from the Company, the lessee is contractually obligated to return the equipment in a leasable condition according to predetermined standards.  Upon redelivery of the units, the Company bills the lessee for the expected cost to repair the equipment based on a repair survey performed at the depot. When the equipment comes off lease, estimates are prepared of the cost to repair the equipment.  The company bills the lessee this estimate whether or not the repairs will actually be made and records maintenance and repair revenue at that time.  The Company has revised pages 71, F-15 and F-65 of the Registration Statement accordingly to reflect this additional disclosure.

Additionally, the Company respectfully advises the Staff that the Company does not specifically collect maintenance deposits from customers.  In certain situations, the Company collects general security deposits from lessees that can be used to settle amounts due to the Company including contractual per diems and maintenance and repair charges.  Historically, the level of these deposits has been small.  As of December 31, 2009 and March 31, 2010, the Company recorded a total of $1.0 million and $1.0 million of deposits, respectively.  These deposits are classified under Accrued expenses and other liabilities on the balance sheet and changes in these amounts are reflected through changes in working capital on the cash flow statement.

Note 14.  Related Party Transactions

Note Receivable from Affiliate, page F-35

20.       We note your response to comment 42 of our letter dated April 23, 2010.  You record the loan made to your initial shareholder as an asset on your balance sheet.  Please tell us what consideration you gave to SAB Topic 4:G in determining that this was the appropriate classification, including what consideration you gave as to whether the loan is likely to be repaid.

In response to the Staff’s comment, the Company respectfully advises the Staff that in January 2009, the Company distributed a total of $115.8 million to the Initial Shareholder. Of the total, $55.8 million was in the form of a loan and $60 million was in the form of a dividend. The two separate transactions resulted from the Company’s expectation that the $60 million would not be repaid but that the $55.8 million would be repaid. As such, the Company accounted for the $60 million as a dividend. However, the $55.8 million loan was expected to be repaid and was evidenced by standard loan documentation denoting the term and interest rate.  Furthermore, the recipient of the $55.8 million fully intended to repay the loan from proceeds from either a future refinancing or from capital from its other wholly owned businesses.  Finally, at the time of the distribution, the initial public offering of the container leasing business was not contemplated.

Given that (i) it was the Company’s understanding that the loan would be repaid, (ii) the borrower intended to repay the loan, and (iii) the distribution was fully documented as an interest bearing loan, the $55.8 distribution in January 2009 was accounted for as a loan.  The Company believes that the facts and circumstances regarding this transaction, including the Initial Shareholder’s intent to repay the loan, supports the Company’s determination that its accounting was correct and consistent with SAB Topic 4:G.

As of March 31, 2010, the amount of the loan had increased to $94.8 million, reflecting increased borrowings by the Initial Shareholder under a related credit facility guaranteed by a subsidiary of the Company. This increase is reflected in the amended Registration Statement.

Management Services, page F-13

21.       We note your response to comment 44 of our letter dated April 23, 2010.  It appears that you are offsetting amounts you owe to investors with amounts owed to you from customers.  It appears that the amounts being offset are related to different parties.  ASC 210-20-45-1(a) states that one of the conditions that must be met in order for the right of setoff to exist is that each of the two parties owes the other determinable amounts.  In this regard, please further advise how you determined that net presentation was appropriate.

In response to the Staff’s comment, the Company has revised page F-14 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that it has assessed ASC 210-20-45 to determine the appropriate accounting and presentation of the right of setoff criteria. The Company does not offset amounts we owe to investors with amounts owed to us from customers, nor do we offset amounts that are related to different parties. In accordance with ASC 210-20-45, the liability due to third party investors for billings associated with managed assets and the management fee receivable from the third-party investors are amounts that are determinable.   In accordance with the Company’s Administrative Services Agreement, the Company has the right to offset its management fees earned against the liability recorded for collections received on behalf of the third-party owners and it intends to do so.

Note 3.  Leasing Activity, page F-16

Equipment Leasing Revenue, page F-18

22.       We note your response to comment 45 of our letter dated April 23, 2010.  Please also address your accounting for any capital improvement funding and other lease concessions, which may be present in your leases.  If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in ASC 840-20-25 in reaching the conclusions you did regarding your accounting treatment.

In response to the Staff’s comment, the Company respectfully advises the Staff that neither capital improvement funding nor any lease concessions are contained in the Company’s leases which would be recognized as a reduction of revenue on a straight-line basis over the minimum lease term. The Company has revised page F-19 of the Registration Statement accordingly.

Note 7.  Income Taxes, page F-27

23.       We note your response to comment 48 of our letter dated April 23, 2010.  Given that you recorded income before income taxes for each of the two years ended December

31, 2008, please provide comprehensive disclosure as to why there would be no provision for income taxes during each of the two years ended December 31, 2008.

In response to the Staff’s comment, the Company has revised page F-28 of the Registration Statement accordingly.

Note 10.  Shareholders’ Equity and Share Based Payments, page F-31

24.       We note your response to comment 50 of our letter dated April 23, 2010.  Please note that we will not be able to complete our evaluation of your response until the IPO range has been disclosed.  In April 2010, SeaCube Container Leasing Ltd. issued a total of 477,812 shares in exchange for consideration with an aggregate fair value of approximately $8.2 million or approximately $17.19 per share.  The nature of the consideration received was a total of 826,914 shares of Seacastle Inc. common stock with an aggregate value of approximately $8.2 million, which represents approximately $9.92 per share.  Please help us understand how you arrived at the estimated fair value of the Seacastle Inc. common stock, including if you used the same methodology used for the valuation of the SeaCube Container Leasing Ltd. shares.  Please also help us understand the factors that would cause such a significant difference in the per share values of these two entities.

In response to the Staff’s comment, the Company respectfully advises the Staff that the difference in the per share values of Seacastle Inc. and SeaCube Container Leasing Ltd. at the time of the exchange is a result of the fact that Seacastle has multiple business lines, a larger equity market value and a significantly different total number of shares outstanding.

Seacastle, the indirect parent of SeaCube, has two unrelated business segments in addition to the SeaCube container leasing business.  Seacastle’s other two lines of business include its North American intermodal chassis leasing business as well as its containership chartering business.  The businesses are operated separately and their values are not interrelated.  There are no operations at the Seacastle, or corporate, level.

The fair market value of Seacastle common stock at the time of the exchange ratio was approved by Seacastle’s board of directors and determined by the Company based on a sum of the parts valuation analysis that included the individual values of each of Seacastle’s three business lines.  The fair market values of all three segments were based on a retrospective valuation and used various valuation analyses, including current market multiple of earnings approaches as well as discounted cash flow analyses.  Based on the sum of the individual values of the SeaCube business as well as the chassis leasing and containership chartering businesses, the aggregate value of the Seacastle common stock as of the time of the exchange was approximately $1,096.0 million, including approximately $283.2 million of value for the SeaCube business.  The valuation of $283.2 million for the SeaCube business was used both as the component value for Seacastle’s business valuation as well as the standalone value used for the SeaCube common share values.  Based on the 110.4 million total shares of Seacastle common stock outstanding, the per share value of Seacastle common stock was $9.93.  Based on the 16.478 million SeaCube common shares outstanding at the time of the exchange, the per share value of SeaCube common shares was $17.19.

The Company supplementally advises the Staff that, while it has not yet determined a price range for the IPO, it currently expects that the midpoint of the range, when determined, would likely be lower than $17.19 per common share.  The actual price range will depend on market and other factors at the time the range is determined.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:                                 Lisa D. Leach, Esq.

Vice President and General Counsel

SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey 07656

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498